Exhibit 99.1

Span-America Investor Call Script

Tuesday, May 2 at 8:00 am ET

Richard Coggins

Thank you, operator, and thank you, everyone, for participating in today's conference call to discuss the proposed transaction for Span-America Medical Systems, Inc. to be acquired by Savaria Corporation.

First, I would like to note that Span-America will release our full second quarter fiscal 2017 financial results on Thursday, May 5, after the market closes, as originally planned. However, we will not host a conference call on May 5, 2017 as is our normal practice.

Today's conference call is also being broadcast live over the Internet at www.SpanAmerica.com and a replay of the conference call will be available on the Company's website for 30 days. Joining us on the call today is Jim Ferguson, President and Chief Executive Officer of Span-America.

Statements in this conference call regarding the proposed acquisition of Span-America by Savaria, which are not historical facts, may be forward-looking statements that involve risks and uncertainties within the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are predictive in nature and are frequently identified by the use of terms such as may, will, should, expect, believe, anticipate, plan, estimate, intend, and similar words, indicating possible future expectations, events, or actions. Such predictive statements are not guarantees of future performance and actual results, and outcomes could differ materially from our current expectations.

We refer you to the risks in the forward-looking statements section of the Company’s Current Report on Form 8-K filed yesterday and the Company's most recent annual report on Form 10-K filed with the Securities and Exchange Commission and in the Company's other filings with the SEC, which are available on the SEC's website at www.SEC.gov.

I would now like to turn the call over to Jim Ferguson, President and CEO of Span-America. Jim…

Jim Ferguson

Thank you Richard. Good morning everyone, and thank you for joining us today on short notice to discuss the proposed transaction for Span-America to be acquired by Savaria Corporation. I will begin today’s call by providing an overview of the proposed transaction, the key benefits for our stakeholders, and our expectations for the timeline and steps required to close the deal.

Page of 1 of 4

First, The Proposed Transaction:

On May 1, 2017, Span-America reached an agreement to be acquired by Savaria Corporation, an Alberta, Canada corporation traded on the Toronto Stock Exchange under the symbol SIS.

The agreement is for Savaria to acquire Span-America by way of an all-cash Tender Offer. Span-America shareholders will receive $29 per share in cash in the Tender Offer, or approximately $80.2 million.

The proposed transaction represents an immediate and substantial cash value to our stockholders as well as a significant premium over our stock price. $29 per share represents a premium of 33% to Span-America’s closing share price on NASDAQ on April 28, 2017 and also a premium of 33% to Span-America’s 20-day volume weighted average closing price, calculated as at April 28, 2017.

The transaction is expected to close in the second calendar quarter of 2017.

To close the Tender Offer, two-thirds (66⅔) of the outstanding shares must be tendered and not withdrawn in addition to other customary conditions.

All members of Span-America’s board and its senior officers – who own approximately 15.9% of the outstanding shares - have agreed to tender their shares by entering into tender support agreements with Savaria.

Following the successful completion of the Tender Offer, Savaria will acquire the remaining shares through a “second step” merger at the same price of $29 per share.

Savaria was founded in 1979 and provides accessibility solutions for the elderly and physically challenged to increase their mobility and independence.

Savaria designs, manufactures, distributes and installs accessibility equipment, such as:

a.	stair lifts for straight and curved stairs,

b.	vertical and inclined wheelchair lifts,

c.	elevators for home and commercial use, and

d.	patient lifts.

Savaria also converts and adapts vehicles to be wheelchair accessible.

Savaria operates a network of franchisees and corporate stores through which new and recycled accessibility equipment is sold. It also performs vehicle conversions in some of its locations

Savaria records close to 60% of its revenue outside Canada, primarily in the United States.

It operates a sales network of some 400 retailers and affiliates in North America and employs some 500 people.

Its principal places of business are located in Laval, Quebec, Brampton, Ontario, and Huizhou, China.

Savaria has indicated that it will finance the transaction with cash on hand, a financing commitment from National Bank of Canada and a Canadian equity private placement of subscription receipts.

Additionally,

Span-America declared its regular quarterly dividend of $0.16 per share yesterday with a record date of May 11th and a payment date of May 26th.

Yesterday, Span-America also adopted two amendments to its Bylaws:

The first exempts the Company from one of South Carolina’s two anti-takeover statutes – the Control Shares Act - to facilitate the transaction

The second provides that legal claims generally related to the Company and corporate law matters must be brought in Greenville, South Carolina

I would like to mention some final items.

Savaria has not yet commenced the Tender Offer, and this call is not a recommendation nor an offer to purchase Span-America stock.

Savaria will commence the Tender Offer by filing a Schedule TO with the US Securities and Exchange Commission, which will include an offer to purchase Span-America stock for $29 per share, a letter of transmittal and other customary documents.

Following the commencement of the Tender Offer, Span-America will file a Schedule 14D-9 with its recommendation statement on the Tender Offer.

The Schedule TO and Schedule 14D-9 will contain important information about Savaria, Span-America, the transaction and related matters, and you should read them carefully. You can obtain them for free on the SEC’s website at www.sec.gov

Span-America has also filed a Form 8-K with a complete copy of the Agreement and Plan of Merger, the related form of Tender Support Agreement and form of Option Cancellation Agreement and the Bylaw amendments.

In closing, I would like to thank our Board, our management and our employees for their teamwork in building a great company that has generated immediate and substantial cash value for our shareholders at a significant premium over our stock price, and which we believe fully values the company for our shareholders. Our Board has unanimously approved the transaction. We look forward to working to close the transaction while we continue to execute on our business and serve our customers. Thank you.